

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2022

Glenn Renzulli
Chief Financial Officer
Paya Holdings Inc.
303 Perimeter Center North, Suite 600
Atlanta, Georgia 30346

> **Re: Paya Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 15, 2022**
> **Form 8-K Filed May 10, 2022**
> **File No. 001-39627**

Dear Mr. Renzulli:

     We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 55

1.   Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that selling, general and administrative expenses increased due to increases in compensation and benefits, technology related costs, professional services, insurance and stock compensation expense. You should elaborate to explain why these items increased. See SEC Release No. 34-48960.

Form 8-K Filed May 10, 2022

Exhibit 99.1, page 5

2. We note your disclosure of gross profit and gross profit margin which exclude depreciation and amortization. Please explain why these are not non-GAAP measures.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Ta Tanisha Meadows at (202) 551-3322 or Adam Phippen at (202) 551-3336 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services